SO 3/5/03

[redacted]

SECURITI

03012543

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2003 WASH. D.C. 155

SEC FILE NO.
8- 22722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Birkelbach Investment Securities, Inc.

Official Use Only
FIRM ID. NO.
11490

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street Suite 1700
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Carl M Birkelbach (312) 853-2820 ext. 105
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernard Kirsner, LTD
(Name -- if individual, last, first, middle name)

400 East Randolf, Suite 2021	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Carl M Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Birkelbach Investment Securities, Inc., as of

December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

CEO

Title

"OFFICIAL SEAL"
George E. Langlois
Notary Public, State of Illinois
My Commission Expires Feb. 27, 2006

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition..
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC MAIL PROCESSING
RECEIVED
FEB 25 2003
WASH. D.C. 155 SECTION

BIRKELBACH INVESTMENT SECURITIES, INC.
FINANCIAL STATEMENTS AND
AUDITORS' REPORT IN ACCORDANCE
WITH RULE 17a-5 AND
AUDITORS' REPORT ON INTERNAL CONTROL
DECEMBER 31, 2002

TABLE OF CONTENTS

TABLE OF CONTENTS (Continued)

BERNARD M. KIRSNER, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Birkelbach Investment Securities, Inc.

We have audited the accompanying balance sheet of BIRKELBACH INVESTMENT SECURITIES, INC. as of December 31, 2002 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards and with the audit requirements prescribed by the Securities and Exchange Commission. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birkelbach Investment Securities, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the form prescribed by the Securities and Exchange Commission.

In connection with our examination of the financial statements of Birkelbach Investment Securities, Inc. for the year ended December 31, 2002, we have also examined the accompanying supplementary information:

Computation of Net Capital and Aggregate Indebtedness.
Computation for Determination of Reserve Requirements for Brokers-Dealers Under Rule 15c3-3.
Information for Possession or Control Requirements Under Rule 15c3-3.
Statement of Changes in Ownership Equity for the Year Ended December 31, 2002.

BERNARD M. KIRSNER
400 EAST RANDOLPH STREET CHICAGO, ILLINOIS 60601
JOEL F. JERABEK
312/565-2775

Reconciliation of Computation of Net Capital Rule
17a-5, Paragraph D-4.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors.
Financial and Operation Data.

In our opinion, such schedules present fairly the information required to be set forth therein.

Bernard M. Kirsner, Ltd., CPA's

January 27, 2003
Chicago, Illinois

BIRKELBACH INVESTMENT SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets		
Cash and Cash equivalent	$ 170,793	
Accounts receivable - trade	24,676	
Loan Receivable - employee	7,200	
Total Current Assets		$202,669
Total Assets		$202,669

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses		$ 67,816
Stockholders' Equity		
Common Stock, $1 par value, 1,000 shares authorized, issued and outstanding	$ 1,000	
Paid in capital	41,000	
Retained earnings	92,853	
Total Stockholders' Equity		134,853
Total Liabilities and Stockholders' Equity		$202,669

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue		
Commissions	$1,286,846	
Dividend income	10	
Interest income	158	
Total Revenue		$1,287,014
Expenses		
Operating expenses		1,263,379
Net Income		23,635
Less: Dividend Paid to Shareholder		(8,472)
		15,163
Retained Earnings		
December 31, 2001		77,690
December 31, 2002		$ 92,853

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities		
Net income		$ 26,635
Add/(deduct) items not affecting cash		
Increase in accounts receivable - trade	$ (9,809)	
Increase in loan receivable - employees	(700)	
Increase in accounts payable and accrued expenses	27,911	
Total		17,404
Net Increase in Cash Flow From Operating Activities		41,039
Dividend to Shareholder		(8,472)
Net Increase in Cash		$ 32,567

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related commission revenue and expenses are recorded on settlement date.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1984, the Corporation is required to maintain a minimum net capital as defined by such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 the Corporation's net capital computed in accordance with this Rule was $115,636 as compared to a minimum requirement of $50,000.

3. CONTRACTUAL AGREEMENTS

The Company leases office space under an agreement expiring November 30, 2004. The base rent payments are as follows for each of the next two years:

2003	$50,856	2004	$46,618

4. INCOME TAXES

The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal taxes is reflected in these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Stockholder's Equity December 31, 2001		$ 134,853
Deduction For Stockholders' Equity Not allowable For Net Capital Requirement		
12-B-1 Fees Receivable	12,000	
Loan receivable - employees	$ 7,200	
Haircut	17	
		19,217
Net Capital		115,636
Minimum Net Capital Required		50,000
Excess Net Capital		$ 65,636

BIRKELBACH INVESTMENT SECURITIES, INC.
SCHEDULE B
DECEMBER 31, 2002

Computation For Determination Of Reserve Requirements For Brokers-Dealers Under Rule 15c3-3

Nothing to report under this caption.

Information For Possession Or Control Requirements Under Rule 15c3-3

Nothing to report under this caption.

Statement Of Changes In Ownership Equity For The Year Ended December 31, 2002

Balance, beginning of period	$119,690	
Net income	23,635	
Shareholder's dividend	(8,472)	
Balance, end of period (rounded)		$134,853

Reconciliation Of Computation Of Net Capital Rule 17a-5, Paragraph D-4

Net capital per this report - Page 6	$115,636
Net Capital per Form x-17, a-5, Part IIa	$110,038
Difference due to Audit Adjustment at 12/31/02	5,598

Statement Of Changes In Liabilities Subordinated To Claims Of General Creditors

Nothing to report under this caption.

Financial And Operational Data

Nothing to report under this caption.

BERNARD M. KIRSNER, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Birkelbach Investment Securities, Inc.

We have examined the accompanying financial statements of BIRKELBACH INVESTMENT SECURITIES, INC. as required by Rule 17a-5(d) as of December 31, 2002 and for the year then ended, and have issued a report thereon dated January 27, 2003. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. In addition, we reviewed the practices and procedures followed by the Company:

1. in making the periodic computations of aggregate indebtedness and net capital as required by Rule 17a-3(a)(11).

2. in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13.

Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report, under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

BERNARD M. KIRSNER JOEL F. JERABEK

400 EAST RANDOLPH STREET CHICAGO, ILLINOIS 60601 312/565-2775

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2002, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(B). Conditions of the exemption were being compiled as of the examination date and no facts came to our attention to indicate the exemption had not been compiled during the period under examination.

Bernard M. Kirsner, Ltd., CPA's

January 27, 2003
Chicago, Illinois

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF AVAILABILITY
DECEMBER 31, 2002

The statement of financial condition of the annual audit report of Birkelbach Investment Securities, Inc. pursuant to 17a-5 is available for examination at the offices of Birkelbach Investment Securities, Inc., 208 S. LaSalle Street, Suite 1700, Chicago, Illinois and at the office of the Securities and Exchange Commission in Chicago, Illinois.

BIRKELBACH INVESTMENT SECURITIES, INC.
RECONCILIATION OF STATEMENT OF FINANCIAL CONDITION
AS REPORTED ON DECEMBER 31, 2002 AUDIT REPORT AND FOCUS REPORT

ASSETS

	FOCUS REPORT	AUDIT REPORT	DIFFERENCE INCREASE (DECREASE)
Current Assets			
Cash and cash equivalents	$ 169,967	170,793	$ 826
Accounts receivable - trade	24,676	24,676	-
Loan receivable - employees	7,200	7,200	-
Securities - exempt	826	-	(826)
Total Assets	202,669	202,669	0

LIABILITIES AND STOCKHOLDER'S EQUITY

	FOCUS REPORT	AUDIT REPORT	DIFFERENCE INCREASE (DECREASE)
Current Liabilities			
Accounts payable and accrued expenses	$ 73,414	$ 67,816	$ (5,598)
Stockholders' Equity			
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000	-
Paid in capital	41,000	41,000	-
Retained earnings	87,255	92,853	5,598
Total Stockholder's equity	129,255	134,853	5,598
Total Liabilities and Stockholder's equity	$ 202,669	$ 202,669	$ 0

BIRKELBACH INVESTMENT SECURITIES, INC.
RECONCILIATION OF STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002 AS REPORTED ON DECEMBER 31, 2002 AUDIT REPORT AND FOUR QUARTERS FOCUS REPORT

DIFFERENCE

	FOCUS REPORT	AUDIT REPORT	INCREASE (DECREASE)
Revenue			
Commissions	$1,286,846	$1,286,846	$ 0
Interest income	158	158	0
Dividend income	10	10	0
Total Revenue	1,287,014	1,287,014	0
Operating Expenses	1,268,977	1,263,379	5,598
Net Income	18,037	23,635	(5,598)
Retained earnings			
December 31, 2001	77,690	77,690	0
Dividend distribution	8,472	8,472	0
December 31, 2002	$ 87,255	$ 92,853	$ 5,598

BIRKELBACH INVESTMENT SECURITIES, INC.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
AS REPORTED ON DECEMBER 31, 2002 AUDIT REPORT AND FOCUS REPORT

DIFFERENCE

	FOCUS REPORT	AUDIT REPORT	INCREASE (DECREASE)
Net Capital	$ 110,038	$ 115,636	$ 5,598
Total Aggregate Indebtedness	$ 73,414	$ 67,816	$ 5,598
Percentage of Aggregate Indebtedness To Net Capital	67%	59%	